EXHIBIT 99.3

Media Release
Rio Tinto, Tasmanian Government and Commonwealth Government secure the future of Bell Bay Aluminium until 2031

01 October 2026

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto, the Tasmanian Government and the Australian Government have reached agreement to secure the ongoing operation of Bell Bay Aluminium in northern Tasmania through to the end of 2031.

Under the arrangements, Hydro Tasmania will continue supplying electricity to Bell Bay Aluminium until 31 December 2031, and the Australian and Tasmanian Governments will provide additional support to continue operations as Tasmania’s energy system evolves.

The additional support will help maintain Bell Bay Aluminium’s international competitiveness and its ongoing contribution to the Tasmanian economy.

Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “These agreements will provide Bell Bay Aluminium with an operating pathway through to 2031, and increased certainty for our people, suppliers and the northern Tasmanian community.

“Bell Bay Aluminium has been part of Tasmania's heritage for 71 years, and we are proud of the jobs, exports and economic value it creates for the State.

“With these agreements in place, we can continue to safely deliver high-quality aluminium products for our customers in Australia and around the world.

“I would like to thank the Tasmanian and Australian Governments, Hydro Tasmania, our workers and everyone else who contributed to securing this outcome.”

About Bell Bay Aluminium

Bell Bay Aluminium is 100% owned by Rio Tinto and began operating in 1955. It was the first aluminium smelter in the Southern Hemisphere and produces about 190,000 tonnes of aluminium a year.

The smelter supports about 550 full-time employees and indirectly supports more than 1200 jobs. It spends about A$260 million annually with 180 suppliers.

Rio Tinto's integrated Australian aluminium production chain of bauxite mines, alumina refineries and aluminium smelters is a significant economic driver, employing over 5000 people directly and supporting thousands more Australian livelihoods.

Bell Bay’s current power supply arrangement with Hydro Tasmania ends on 31 December 2026.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260930922279/en/

Media Release

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